Groundfloor Finance Inc.

OFFICES 600 Peachtree St. NE Ste. 810 Atlanta, GA 30308

November 26, 2022

VIA EDGAR AND EMAIL (LOPEZJ@SEC.GOV)

Mr. James Lopez

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Finance Inc. File No. 024-10753

Dear Mr. Lopez:

We wish to inform you that via this 1-AW filing we are withdrawing Post Qualification Amendment 83, filed August 31, 2022.

If you have any questions or comments, please do not hesitate to contact me at 202-758-8041 or at nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Co-founder
Groundfloor Finance Inc.